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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35955

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2010 (MM/DD/YY) AND ENDING 10/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SLOAN SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

270 Sylvan Avenue, Suite 2260
(No. and Street)

Englewood Cliffs (City) NJ (State) 07632 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Herity, CCO 201-592-9900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
(Name – *if individual, state last, first, middle name*)

517 Route 1 South, Suite 4103 (Address) Iselin (City) NJ (State) 08830 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Herity, CCO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sloan Securities Corp., as of October 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CCO

Title



Notary Public

AMELIA S. MAY
NOTARY PUBLIC, STATE OF NEW JERSEY
My Commission Expires August 12, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SLOAN SECURITIES CORP.

FINANCIAL STATEMENTS
PURSUANT TO RULE 17A-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

OCTOBER 31, 2011

SLOAN SECURITIES CORP.

CONTENTS

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

330 7th Avenue
Suite 202
New York, NY 10001
212.867.1319

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Sloan Securities Corp.

We have audited the statement of financial condition of **Sloan Securities Corp.** (the "Company") as of October 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Sloan Securities Corp.** as of October 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
December 22, 2011

SLOAN SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

	October 31, 2011
ASSETS	
Current assets	
Cash and cash equivalents	$ 276,090
Deposit with clearing agent	250,000
Restricted cash	28,281
Due from clearing agent	253,813
Due from related party	101,003
Investment securities:	
Marketable securities, at fair value	20,046
Not readily marketable securities, at fair value	0
Commissions receivable	1,419
Prepaid expenses and other assets	42,132
Total current assets	972,784
Office equipment and furniture, less accumulated depreciation of $207,188	60,006
Total assets	$ 1,032,790
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current liabilities	
Accounts payable	$ 353,015
Accrued expenses	88,151
Payroll taxes payable	10,833
Deferred lease obligation	5,354
Loans subordinated to the claims of general creditors	150,000
Total current liabilities	607,352
Loans subordinated to the claims of general creditors	350,000
Deferred lease obligation	41,686
Security deposits	7,694
Total non-current liabilities	399,380
Total liabilities	1,006,732
Stockholder's equity	
Common stock, no par value; 2,500 shares authorized, 200 shares issued and outstanding	18,000
Paid-in-capital	174,599
Accumulated deficit	(166,541)
Total stockholder's equity	26,058
Total liabilities and stockholder's equity	$ 1,032,790

See accompanying notes to financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Sloan Securities Corp. (the "Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Municipal Securities Rulemaking Board ("MSRB"). The Company is a brokerage firm that sells securities and provides banking and investment services to corporations and individuals located in the United States and various European and Asian countries.

The Company operates under the exemptive provisions of SEC Commission Rule 15c3-3(k)(2)(ii). The Company does not maintain possession or control of any customer funds or securities and is exempt from requirements of SEC Rule 15c3-3(k)(2)(ii).

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars and have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the period end exchange rates. Purchases and sales of investments and income and expenses that are denominated in foreign currencies are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, could differ from those estimates.

Deposit with Clearing Agent

The Company, per the terms of its clearing agreement, is required to maintain a restricted security deposit with its clearing broker. Such deposit amounts are refundable to the Company upon termination of the agreement.

Due from Clearing Agent and Commissions Receivable

The Company clears all security transactions through its clearing agent. Amounts earned are reconciled monthly and paid in the subsequent month. As a result, the Company considers the amounts due from its clearing agent to be fully collectible, and accordingly, no allowance has been established as of October 31, 2011.

Commissions receivable are amounts due to the Company from various mutual fund and insurance companies earned through October 31, 2011. Amounts are considered fully collectible, and accordingly, no allowance has been established as of October 31, 2011.

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Restricted Cash

The Company is required to maintain cash or cash equivalents as collateral for a standby letter of credit. (See Note 12).

Marketable Investment Securities

Marketable investment securities are reported at fair value with the resulting realized difference between cost and fair value included in income or loss on the statement of operations. Fair value fluctuations of securities maintained by the company are adjusted monthly with the resulting unrealized appreciation or depreciation included in income or loss on the statement of operations.

Income Taxes and Deferred Taxes

In accordance with GAAP, the Company employs an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable plus or minus the change during the period in deferred tax assets and liabilities.

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending stockholder's equity. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of October 31, 2011. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. No interest expense or penalties have been recognized as of and for the year ended October 31, 2011.

The Fund files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various other U.S. states. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2007.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense amounted to $1,450 for the year ended October 31, 2011.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Office Equipment and Furniture

Office equipment and furniture is stated at cost less accumulated depreciation. The cost of office equipment and furniture is depreciated for financial reporting purposes on a straight-line basis over the estimated useful lives of the assets ranging from three to seven years. Repairs and maintenance expenditures which do not extend the useful lives of the related assets are expensed as incurred.

Fair Value of Investment Securities

In accordance with United States generally accepted accounting principles, the Company classifies its investment securities based on valuation methods using three levels. Level 1 values are based on quoted prices in active markets for identical investments. Level 2 values are based on significant observable market inputs, such as quoted prices for similar investments and quoted prices in inactive markets. Level 3 values are based on significant unobservable inputs that reflect the Company's determination of assumptions that market participants might reasonably use in valuing the investments. The valuation levels are not necessarily an indication of risk or liquidity associated with the underlying investments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial statements. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at quoted market prices in active markets when available and securities not readily marketable are valued at fair value as determined by management. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Securities traded on inactive markets or valued by reference to similar instruments or as determined by management are generally categorized in Level 2 or 3 of the fair value hierarchy.

2. Concentrations of Business Risk and Risk and Uncertainties

At times throughout the year cash and cash equivalents in certain bank accounts may have exceeded Federal Depository Insurance Corporation insured limits.

The Company is subject to credit risk arising from its transactions with its counterparties for securities purchases and sales. Credit risk is the amount of accounting loss that the Company would incur if the counterparty fails to perform its obligations under the contractual terms. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer obligations.

2. Concentrations of Business Risk and Risk and Uncertainties (Continued)

The Company's security transactions are cleared by one registered broker-dealer pursuant to a clearing broker agreement. The Company is subject to credit risk to the extent its clearing broker-dealer with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company bears the risk of financial failure by its clearing broker-dealer. If the clearing broker-dealer should cease doing business, the Company's receivables from such clearing broker-dealer could be subject to forfeitures.

The Company's financial instruments, including cash and cash equivalents, due from clearing brokers, prepaids, other assets, payables and other liabilities are carried at amounts that approximate fair value, due to the short term nature of the instruments.

The Company has declined to obtain Errors and Omissions insurance coverage which could expose the Company or its representatives to claims without insurance protection.

3. Due from Related Party

Due from related party is comprised of $101,003 and is due on demand.

4. Investment Securities

Marketable

Marketable securities owned consists of investment securities valued at last quoted market prices, as follows:

Description of Holdings	Cost	Fair Value	Fair Value Hierarchy
U.S. Corporate stocks	$ 10,400	$ 20,046	Level 1

Not Readily Marketable

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At October 31, 2011, these securities carried at estimated fair values consist of the following:

Description of Holdings	Cost	Fair Value	Fair Value Hierarchy
Not readily marketable U.S.Corporate securities	$ 14,355	$0	Level 3

5. Office Equipment and Furniture

Office equipment and furniture	$ 267,194
Less: accumulated depreciation	(207,188)
	$ 60,006

Depreciation expense was $31,569 for the year ended October 31, 2011.

6. Loans Subordinated to the Claims of General Creditors

The following subordinated loans had been issued subject to Subordinated Loan Agreements pursuant to the rules and regulations of FINRA.

	Amount
The loan payable is subordinated to the claims of general creditors. Interest only is payable monthly at a rate of 6.5% per annum. The loan is due April 30, 2014. No principal payments were made on this note during the year ended October 31, 2011.	$ 200,000
Loan subordinated to the claims of general creditors from the sole stockholder of the Company. Interest is payable monthly a rate of 8% per annum. The original loan was due October 31, 2011. The loan was approved for extension on November 8, 2010 and is due October 31, 2014. No principal payments were made on this note during the year ended October 31, 2011.	150,000
Loan subordinated to the claims of general creditors from the sole stockholder of the Company. Interest is payable monthly at a rate of 7% per annum. The loan is due October 15, 2012. No principal payments were made on this note during the year ended October 31, 2011.	50,000
Loan subordinated to the claims of general creditors from the sole stockholder of the Company. Interest is payable monthly at a rate of 7% per annum. The loan is due October 31, 2012. No principal payments were made on this note during the year ended October 31, 2011.	100,000
Total	500,000
Less current portion	(150,000)
Non-current portion	$ 350,000

6. Loans Subordinated to the Claims of General Creditors (Continued)

As of October 31, 2011, there was no interest payable on these outstanding loans. Interest expense aggregated $37,624 for the year ended October 31, 2011.

The Agreements may be withdrawn by the lender at the stated maturity date, or retirement can be accelerated by the Company. The subordinated loans can be retired only if, after giving effect to such retirements, the Company meets net capital requirements governing withdrawal of subordinated debt. To the extent such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At October 31, 2011, the Company had net capital of $291,625 which was $191,625 in excess of its required net capital. The Company's net capital ratio was 1.83 to 1. The Company's minimum net capital requirement is $100,000.

During the Company's 2011 FINRA examination, FINRA discovered that the Company held in custody certain securities owned by an affiliated entity due to an error by an unrelated third party financial institution. Consequently, FINRA deemed the Company to be in possession and control of customer securities and as such required the Company to file its August 2011 FOCUS report reflecting a minimum dollar net capital of $250,000. The error was retroactively corrected on September 14, 2011. As of September 15, 2011, the Company is no longer deemed to have custody and accordingly the Company's minimum net capital requirement as of October 31, 2011 is $100,000.

8. Related Party Transactions

Rent and occupancy costs paid to an entity related to the sole stockholder totaled approximately $23,187 for the year ended October 31, 2011. (See Note 9.) Interest expense on subordinated loans paid to the sole stockholder totaled $22,500 for the year ended October 31, 2011.

9. Operating Leases

The Company leases an automobile under a non-cancelable operating lease requiring future minimum monthly payments of $1,778 through August 2013. Auto lease expense amounted to $21,392 for the year ended October 31, 2011.

The Company under an informal agreement subleased office space in New Jersey from an entity related to the sole stockholder which terminated on March 31, 2011. The Company leases office space in Staten Island, New York on a month-to-month basis. In addition, the Company maintains New York City office space under a lease through June 2014, at a current rate of $11,772 per month which increases 2% annually.

Effective April 1, 2011, the Company entered into a lease agreement to lease office space in New Jersey that expires on June 30, 2018. The monthly lease payment including escalation amounts to $8,241.

The Company recognizes rent on a straight line basis. The cumulative difference between the rent payments and rent expense since inception of the leases was $47,040 as of October 31, 2011.

9. Operating Leases (Continued)

Future minimum lease payments under the leases are as follows:

Year Ending October 31,	Amount
2012	$ 234,147
2013	239,329
2014	174,009
2015	107,394
2016	110,063
Thereafter	189,274
	$ 1,054,216

During the year ended October 31, 2011, the Company subleased certain of its office space under long-term non-cancelable operating leases through June 2018. Future minimum rental payments to be received are as follows:

Year Ending October 31,	Amount
2012	$ 39,840
2013	34,072
2014	34,924
2015	35,798
2016	36,688
Thereafter	63,091
	$ 244,413

Rent and occupancy costs totaled $247,894 for the year ended October 31, 2011 (net of sublease income of $28,588).

10. Income Taxes

The provision for income taxes is comprised of the following:

	Federal	State and City	Total
Deferred tax expense	$ 153,000	$ 90,000	$ 243,000

The Company utilized net operating losses of approximately $371,000 and $410,000 for federal and state income taxes, respectively. Total net operating losses of approximately $39,000 and $60,000 for federal and state purposes, respectively, are available to offset future taxable income. Based on the available objective evidence management believes it is more likely than not that the net deferred tax assets for federal and state purposes will not be fully realizable. Accordingly, the Company provided for a valuation allowance against its net deferred tax assets as of October 31, 2011.

10. Income Taxes (Continued)

The Company's deferred tax assets are as follows as of October 31, 2011:

	Federal	State and City	Total
Deferred tax assets before valuation allowance	$ 12,000	$ 38,000	$ 50,000
Less: valuation allowance	(12,000)	(38,000)	(50,000)
Net deferred tax assets	$ -	$ -	$ -

11. 401K Plan

The Company maintains a 401k employee retirement plan for all eligible full time employees. No employer matching contributions have been included in the plan provisions.

12. Restricted Cash and Lease Guarantee

The Company is required to maintain a standby letter of credit in the amount of $28,200 through June 2014 to guarantee payment of its leased office space. The Company has pledged a bank certificate of deposit as collateral. As of October 31, 2011, no amounts were drawn on the letter of credit.

13. Commitments and Contingencies

Effective June 1, 2010, the Company amended their fully disclosed clearing agreement which extended the original expiration date to October 26, 2016. The contract requires minimum monthly charges, collateral deposit and net capital requirements. In the event of termination of this contract prior to its scheduled completion date, the Company would be liable to the clearing agent for its average monthly charge for the remaining months of the contract.

During the year ended October 31, 2011, the Company was party to a claim from a former employee arising out of his employment and the termination of such employment effective June 23, 2011. The Company participated in negotiations with such former employee, however it yielded no resolution. As of the date of these financial statements no legal action has been taken by the claimant ant the Company believes that the disposition, if any, of such action or matter will not have a material adverse affect on the financial position or results of operations of the Company.

The Company is also a party to various other legal actions and arbitration matters, including examinations of regulatory authorities arising in the normal course of business. The Company is vigorously defending its positions and believes that the disposition of these actions or matters will not have a material adverse effect on the financial position or results of operations of the Company.

14. Subsequent Events

The Company has evaluated subsequent events for potential recognition and disclosure and has not identified any additional subsequent events that required adjustment or disclosure, in these financial statements.